2071 Ringwood Ave. Unit C
San Jose, CA  95131
408-402-9400

March 19, 2014

VIA EDGAR

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549

Attention: Pamela Long
                 Assistant Director

Re:         Andalay Solar, Inc.
Registration Statement on Form S-1
March 11, 2014
File No. 333-193550

To whom it may concern:

Andalay Solar, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective by 5:00 p.m. Eastern Daylight Time on March 21, 2014 or as soon thereafter as reasonably practicable.

In making this request, the Company acknowledges that: (i) should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ANDALAY SOLAR, INC.

By: /s/ Margaret Randazzo
Margaret Randazzo, Chief Financial Officer